Exhibit 7.1

Coca-Cola Hellinic Bottling Company S.A.
Statement re Computation of Ratios

	December 31,	December 31,	December 31,	December 31,	December 31,
	2005	2004	2003	2002	2001
	(In millions of euro)
Cash Operating Profit (COP)
Net income	€298.9	€272.1	€231.9	€58.0	€52.2
Cumulative effect of accounting change for Statement No.142, net of income taxes of €25.0 million in 2002	—	—	—	94.0	—
Minority interests	10.5	13.1	11.0	15.8	15.4
Share of (income) loss of equity method investees	(23.9)	(5.2)	(4.3)	(4.3)	1.6
Income tax expense	111.8	77.4	83.9	73.3	18.2
Other expenses	3.0	8.3	7.1	4.2	6.4
Other income	(2.5)	(4.2)	(4.9)	(6.5)	(0.2)
Interest income	(3.3)	(6.6)	(11.5)	(10.3)	(9.2)
Interest expense	56.2	66.9	64.7	70.3	77.3
Operating profit	450.7	421.8	377.9	294.5	161.7
Add: Amortization of intangible assets	0.2	—	—	—	77.8
Add: Depreciation of property, plant and equipment	305.8	283.4	272.9	270.2	236.8
Add: Impairment of property, plant and equipment	0.9	3.6	—	—	—
Cash Operating Profit (COP)	€757.6	€708.8	€650.8	€564.7	€476.3

Coca-Cola Hellenic Bottling Company S.A.
Return on Invested Capital

	December 31, 2005	December 31, 2004	December 31, 2003
	(In millions of euro, except percentages)
Tax Shield:
Interest expense	€(56.2)	€(66.9)	€(64.7)
Greek statutory tax rate	32%	35%	35%
	(18.0)	(23.4)	(22.6)
Amended Profit and Loss
Operating profit	450.7	421.8	377.9
Add: Share of income of equity method investees	23.9	5.2	4.3
Less: Income tax expense	(111.8)	(77.4)	(83.9)
Less: Tax shield	(18.0)	(23.4)	(22.6)
	344.8	326.2	275.7
Capital Employed
Cash and cash equivalents	€(168.5)	€(31.3)	€(35.5)
Short-term borrowings	310.0	76.0	84.4
Current portion of long-term debt	243.9	—	295.9
Current portion of capital lease obligations	19.8	15.0	10.8
Long-term debt, less current portion	1,278.4	1,424.6	1,302.9
Capital lease obligations, less current portion	50.3	32.5	30.8
Net borrowings	1,733.9	1,516.8	1,689.3
Shareholders’ equity	2,923.3	2,561.0	2,256.3
Capital employed	€4,657.2	€4,077.8	€3,945.6
Return on Invested Capital (ROIC)	7.4%	8.0%	7.0%

Coca-Cola Hellenic Bottling Company S.A.
Ratio of Earnings to Fixed Charges

	December 31,	December 31,	December 31,	December 31,
	2005	2004	2003	2002
	(In millions of euro, except ratios)
Earnings
Income before income taxes	€397.3	€357.4	€322.5	€236.8
Add: fixed charges	72.1	77.7	72.9	80.7
Less: minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	(1.0)	(1.0)
Interest capitalized	(3.1)	—	—	—
Total earnings	€466.3	€435.1	€394.4	€316.5
Fixed charges
Amortization of deferred financing costs	3.0	7.8	3.2	4.9
Interest on bank loans and overdrafts	49.0	52.2	54.8	60.5
Interest capitalized	3.1	—	—	—
Interest on other loans	0.4	0.2	1.7	4.0
Interest on finance leases	2.5	2.0	2.3	1.8
Rental expense on operating leases	14.1	15.5	10.9	9.5
Total fixed charges	€72.1	€77.7	€72.9	€80.7
Ratio of Earnings to Fixed Charges	6.5	5.6	5.4	3.9